FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Filing for the Month of December, 2003

AUDIOCODES LTD.

(Translation of registrant’s name into English)

4 Hahoresh Street, Yehud 56470 • ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  √

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Attached to the Registrant’s Form 6-K filing for the month of December 2003, and incorporated by reference herein, are:

Exhibit 1.

Press Release entitled “AudioCodes Appoints New Financial Officer” dated September 30, 2003.

This press release announces the appointment of a new Chief Financial Officer, Mr Nachum Falek and the expected departure of the Company’s Chief Operating Officer and Chief Financial Officer, Mr Mike Lilo.

The information set forth in the press release attached as Exhibit 1 to this Report on Form 6-K, is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-12346; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; and (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.

(Registrant)

By:

/s/ MIKE LILO

Mike Lilo

Dated:

December 3, 2003

EXHIBIT INDEX

Exhibit No.

Description

1.

Press Release entitled “AudioCodes Appoints New Financial Officer” dated September 30, 2003.